As filed with the Securities and Exchange Commission on December 30, 2020

1933 Act File No. 333-250972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 /X/

Pre-Effective Amendment No.                 ☐

Post-Effective Amendment No. 1            ☒

(Check appropriate box or boxes)

AQR Funds

(Exact Name of Registrant as Specified in Charter)

Two Greenwich Plaza, 4th Floor

Greenwich, CT 06830

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (203) 742-3600

H.J. Willcox, Esq.

Principal & Chief Legal Officer

AQR Capital Management, LLC

Two Greenwich Plaza, 4th Floor

Greenwich, CT 06830

(Name and Address of Agent for Service)

With copies to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of Securities Being Registered: Shares of Beneficial Interest, par value, $0.001 per share.

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940; accordingly, no fee is payable with this filing in reliance upon Section 24(f).

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-250972) (the “N-14 Registration Statement”) consists of the following:

1.	Facing Sheet.

2.	Part C Information.

3.	Exhibits.

Parts A and B to the N-14  Registration Statement are unchanged from the Combined Information Statement/Prospectus filed on December 30, 2020 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a new Power of Attorney as Exhibit 16 to the N-14 Registration Statement.

PART C

OTHER INFORMATION

Item 15. Indemnification

Article VII, Section 2 of the Declaration of Trust provides as follows:

A Trustee, when acting in such capacity, shall not be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust or any Trustee. A Trustee shall not be liable for any act or omission or any conduct whatsoever in his capacity as Trustee, provided that nothing contained herein or in the Delaware Act shall protect any Trustee against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee hereunder. No Trustee who has been determined to be an “audit committee financial expert” (for purposes of Section 407 of the Sarbanes-Oxley Act of 2002 or any successor provision thereto) by the Board of Trustees shall be subject to any greater liability or duty of care in discharging such Trustee’s duties and responsibilities by virtue of such determination than is any Trustee who has not been so designated.

Article VII, Section 3 of the Declaration of Trust provides as follows:

(a) For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “ liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b) Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By- Laws:

(i) every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

(ii) every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

(iii) every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

(c) Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

(d) No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(e) The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

(f) Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Article VII, Section 1 of the By-Laws provides as follows:

With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided hereunder or pursuant to the Declaration of Trust to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

(i) by the court or other body before which the Proceeding was brought;

(ii) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

Item 16. Exhibits

(1)(a)	Certificate of Trust as filed with the State of Delaware on September 4, 2008 (Incorporated by reference from the Registrant’s initial Registration Statement, SEC File No. 333-153445, filed September 11, 2008)

(1)(b)(1)	Declaration of Trust dated as of September 4, 2008 (Incorporated by reference from the Registrant’s initial Registration Statement, SEC File No. 333-153445, filed September 11, 2008)

(1)(b)(2)	Amended Schedule A to the Declaration of Trust (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 13, 2020)

(2)	Bylaws of the Registrant (Incorporated by reference from the Registrant’s initial Registration Statement, SEC File No. 333-153445, filed September 11, 2008)

(3)	Not applicable

(4)	Form of Agreement and Plan of Reorganization is attached as Appendix B to the Combined Information Statement/Prospectus.

(5)	The Trust does not issue Certificates. See Article III, “Meetings of Shareholders,” and Article VIII, “Inspection of Records and Reports” of Registrant’s Bylaws.[1] See Article III, “Shares,” and Article V, “Shareholders’ Voting Powers and Meetings” of Declaration of Trust of the Registrant.

(6)(a)(i)	Third Amended and Restated Investment Management Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 27, 2017)

(6)(a)(ii)	First Amendment to Third Amended and Restated Investment Management Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 26, 2018)

(6)(a)(iii)	Second Amendment to Third Amended and Restated Investment Management Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 30, 2019)

(6)(a)(iv)	Third Amendment to Third Amended and Restated Investment Management Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(6)(a)(v)	Form of the Fourth Amendment to Third Amended and Restated Investment Management Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(6)(b)(i)	Investment Management Agreement II between Registrant and AQR Capital Management, LLC (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed February 12, 2016)

(6)(b)(ii)	First Amendment to Investment Management Agreement II between Registrant and AQR Capital Management, LLC (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 9, 2016)

(6)(b)(iii)	Second Amendment to Investment Management Agreement II between Registrant and AQR Capital Management, LLC (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 22, 2017)

(6)(b)(iv)	Third Amendment to Investment Management Agreement II between Registrant and AQR Capital Management, LLC (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 27, 2017)

(6)(b)(v)	Fourth Amendment to Investment Management Agreement II between Registrant and AQR Capital Management, LLC (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 12, 2018)

(6)(b)(vi)	Fifth Amendment to Investment Management Agreement II between Registrant and AQR Capital Management, LLC (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 26, 2020)

(7)(a)(i)	Distribution Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 27, 2018)

(7)(a)(ii)	Distribution Fee Letter Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 27, 2018)

(7)(a)(iii)	First Amendment to Distribution Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 12, 2018)

(7)(a)(iv)	First Amendment to Distribution Fee Letter Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 12, 2018)

(7)(a)(v)	Second Amendment to Distribution Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 28, 2019)

(7)(a)(vi)	Second Amendment to Distribution Fee Letter Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 28, 2019)

(7)(a)(vii)	Third Amendment to Distribution Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 26, 2020)

(7)(a)(viii)	Third Amendment to Distribution Fee Letter Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 26, 2020)

(8)	Not applicable

(9)(a)(i)	Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed September 28, 2010)

(9)(a)(ii)	Second Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed January 13, 2012)

(9)(a)(iii)	Third Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed June 25, 2012)

(9)(a)(iv)	Fourth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed October 26, 2012)

(9)(a)(v)	Fifth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed March 12, 2013)

(9)(a)(vi)	Sixth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed June 20, 2013)

(9)(a)(vii)	Seventh Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed September 19, 2013)

(9)(a)(viii)	Eighth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed March 27, 2014)

(9)(a)(ix)	Ninth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed September 15, 2014)

(9)(a)(x)	Tenth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed January 27, 2015)

(9)(a)(xi)	Eleventh Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed December 9, 2016)

(9)(a)(xii)	Joinder to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed December 27, 2017)

(9)(a)(xiii)	Joinder to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A. (Incorporated by reference from the Registrants Registration Statement, 333-153445, filed May 26, 2020)

(10)(a)(i)	Amended and Restated Distribution Plan (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 27, 2015)

(10)(a)(ii)	Amended Exhibit A to Amended and Restated Distribution Plan (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 26, 2020)

(10)(b)	Twenty-Fourth Amended and Restated Multiple Class Plan (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 26, 2020)

(11)(a)(i)	Opinion of Counsel as to the legality of the securities being registered for AQR TM Emerging Multi-Style Fund (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(11)(a)(ii)	Opinion of Counsel as to the legality of the securities being registered for AQR International Momentum Style Fund (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(11)(a)(iii)	Opinion of Counsel as to the legality of the securities being registered for AQR International Multi-Style Fund (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(11)(a)(iv)	Opinion of Counsel as to the legality of the securities being registered for AQR Large Cap Momentum Style Fund (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(11)(a)(v)	Opinion of Counsel as to the legality of the securities being registered for AQR Large Cap Multi-Style Fund (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(11)(a)(vi)	Opinion of Counsel as to the legality of the securities being registered for AQR Small Cap Momentum Style Fund (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(11)(a)(vii)	Opinion of Counsel as to the legality of the securities being registered for AQR Small Cap Multi-Style Fund (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(12)(a)	Form of Opinion and Consent of Simpson Thacher & Bartlett LLP with respect to tax consequences (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(12)(b)	Opinion and Consent of Simpson Thacher & Bartlett LLP with respect to tax consequences will be filed by post-effective amendment

(13)(a)(i)	Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 28, 2010)

(13)(a)(ii)	Amendment to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 3, 2011)

(13)(a)(iii)	Amendment Two to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed July 15, 2011)

(13)(a)(iv)	Amendment Three to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 13, 2012)

(13)(a)(v)	Amendment Four to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed June 25, 2012)

(13)(a)(vi)	Amendment Five to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 26, 2012)

(13)(a)(vii)	Amendment Six to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 12, 2013)

(13)(a)(viii)	Amendment Seven to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed June 20, 2013)

(13)(a)(ix)	Amendment Eight to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 19, 2013)

(13)(a)(x)	Amendment Nine to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 27, 2014)

(13)(a)(xi)	Amendment Ten to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 15, 2014)

(13)(a)(xii)	Amendment Eleven to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 27, 2015)

(13)(a)(xii)	Amendment Twelve to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 9, 2016)

(13)(a)(xiii)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 22, 2017)

(13)(a)(xiv)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 27, 2017)

(13)(a)(xv)	Amendment to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 1, 2018)

(13)(a)(xvi)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 12, 2018)

(13)(a)(xvii)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A. (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 26, 2020)

(13)(b)(i)	Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 17, 2008)

(13)(b)(ii)	Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 19, 2009)

(13)(b)(iii)	Second Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 28, 2009)

(13)(b)(iv)	Third Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 28, 2010)

(13)(b)(v)	Fourth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed July 15, 2011)

(13)(b)(vi)	Fifth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 13, 2012)

(13)(b)(vii)	Sixth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed June 25, 2012)

(13)(b)(viii)	Seventh Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 26, 2012)

(13)(b)(ix)	Eighth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 12, 2013)

(13)(b)(x)	Ninth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 12, 2013)

(13)(b)(xi)	Tenth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed June 20, 2013)

(13)(b)(xii)	Eleventh Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 19, 2013)

(13)(b)(xii)	Twelfth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 27, 2014)

(13)(b)(xiii)	Thirteenth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed July 9, 2014)

(13)(b)(xiv)	Fourteenth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 15, 2014)

(13)(b)(xv)	Fifteenth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 27, 2015)

(13)(b)(xvi)	Sixteenth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 30, 2015)

(13)(b)(xvii)	Seventeenth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed February 12, 2016)

(13)(b)(xviii)	Eighteenth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 9, 2016)

(13)(b)(xix)	Nineteenth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 22, 2017)

(13)(b)(xx)	Twentieth Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 27, 2017)

(13)(b)(xxi)	Twenty-First Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 12, 2018)

(13)(b)(xxii)	Twenty-Second Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 28, 2019)

(13)(b)(xxiii)	Twenty-Third Amendment to Transfer Agency and Service Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 26, 2020)

(13)(c)(i)	Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 19, 2009)

(13)(c)(ii)	Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 19, 2009)

(13)(c)(iii)	Second Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 28, 2009)

(13)(c)(iv)	Third Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 28, 2010)

(13)(c)(v)	Fourth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed July 15, 2011)

(13)(c)(vi)	Fifth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 13, 2012)

(13)(c)(vii)	Sixth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed June 25, 2012)

(13)(c)(viii)	Seventh Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 26, 2012)

(13)(c)(ix)	Eighth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 12, 2013)

(13)(c)(x)	Ninth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 12, 2013)

(13)(c)(xi)	Tenth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed June 20, 2013)

(13)(c)(xii)	Eleventh Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 19, 2013)

(13)(c)(xiii)	Twelfth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 27, 2014)

(13)(c)(xiv)	Thirteenth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed July 9, 2014)

(13)(c)(xv)	Fourteenth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 15, 2014)

(13)(c)(xvi)	Fifteenth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 27, 2015)

(13)(c)(xvii)	Sixteenth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 30, 2015)

(13)(c)(xviii)	Seventeenth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed February 12, 2016)

(13)(c)(xix)	Eighteenth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 9, 2016)

(13)(c)(xx)	Nineteenth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 22, 2017)

(13)(c)(xxi)	Twentieth Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 27, 2017)

(13)(c)(xxii)	Twenty-First Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 12, 2018)

(13)(c)(xxiii)	Twenty-Second Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 28, 2019)

(13)(c)(xxiv)	Twenty-Third Amendment to Transfer Agency Interactive Client Services Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 26, 2020)

(13)(d)(i)	Fifth Amended and Restated Fee Waiver and Expense Reimbursement Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 28, 2019)

(13)(d)(ii)	First Amendment to Fifth Amended and Restated Fee Waiver and Expense Reimbursement Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 30, 2019)

(13)(d)(iii)	Second Amendment to Fifth Amended and Restated Fee Waiver and Expense Reimbursement Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 28, 2020)

(13)(d)(iv)	Third Amendment to Fifth Amended and Restated Fee Waiver and Expense Reimbursement Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 29, 2020)

(13)(d)(v)	Fourth Amendment to Fifth Amended and Restated Fee Waiver and Expense Reimbursement Agreement (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 26, 2020)

(14)	Consent of Independent Registered Public Accounting Firm (Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-250972, filed November 25, 2020)

(15)	Not applicable

(16)	Power of Attorney is filed herewith as Exhibit (16)

Item 17. Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant agrees that, in response to Exhibit 12 required by Item 16, the Opinion and Consent of Counsel – Simpson Thacher & Bartlett LLP, regarding certain tax matters, will be filed as part of a post-effective amendment to the registration statement.

SIGNATURES

As required by the Securities Act of 1933, this Post-Effective Amendment to the Registrant Statement has been signed on behalf of the Registrant, in the City of Greenwich, Connecticut, on the 30th day of December, 2020.

AQR Funds

By	/s/ Ted Pyne
Ted Pyne President

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ted Pyne (Ted Pyne)	Ted Pyne President (Principal Executive Officer)	December 30, 2020

/s/ Heather Bonner (Heather Bonner)	Heather Bonner Chief Financial Officer (Principal Financial Officer)	December 30, 2020

* (David Kabiller)	David Kabiller Trustee

* (William L. Atwell)	William L. Atwell Trustee

* (Gregg D. Behrens)	Gregg D. Behrens Trustee

* (Brian Posner)	Brian Posner Trustee

* (L. Joe Moravy)	L. Joe Moravy Trustee

* (Mark A. Zurack)	Mark A. Zurack Trustee

*By:	/s/ Nicole DonVito	December 30, 2020
Nicole DonVito
Attorney-in-fact for each Trustee

EXHIBIT INDEX

(16) Power of Attorney